
PeerKnect

Emily Bruce, BCBA, LBA · 3rd

CEO & Founder at Determinism, LLC, PeerKnect

Nashville, Tennessee, United States · Contact info

500+ connections

Determinism, LLC, PeerKnect

Experience

CEO & Founder
Determinism, LLC, PeerKnect · Full-time
Jan 2020 - Present · 2 yrs 2 mos
Nashville, Tennessee, United States

Owner and Therapist
Acorn Villa Behavior Consultation & Therapy Services, LLC · Full-time
Apr 2017 - Present · 4 yrs 11 mos
Nashville, TN

Applied Behavior Analysis and Acceptance and Commitment Training therapy practice serving children with special needs and typically developing individuals who are seeking true behavior change.

Education

The Chicago School of Professional Psychology
Pursuing Ph.D, Behavior Analysis
2019 - 2022
Grade: Current 2nd year doctoral student

Lipscomb University
Certification and Licensure Program, Applied Behavior Analysis
2016 - 2017

Tennessee State University
Master of Science, Psychology
2013 - 2016

See all 4 education